UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2008

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos. 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos. 333-121901,
333-12064, 333-88172, 333-112755 and 333-149657.

The following are included in this Report on Form 6-K:

1. Interim Unaudited Consolidated Financial Statements of Metalink Ltd. as of June 30, 2008 and Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2008.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            METALINK LTD.

Date: September 29, 2008                    By: /s/ Yuval Ruhama
                                            --------------------
                                            Yuval Ruhama
                                            Chief Financial Officer

                                  METALINK LTD.

                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2008

                                  METALINK LTD.

                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2008

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                           PAGE
                                                                                                        ----------
Consolidated Balance Sheets as of June 30, 2008 and December 31, 2007                                      F-2

Consolidated Statements of Operations for the periods ended June 30, 2008, and 2007                        F-3

Statements of Shareholders' Equity and Comprehensive Loss for the period ended June 30, 2008, and
   the year ended December 31, 2007                                                                        F-4

Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2008, and 2007           F-5 - F-6

Notes to Consolidated Financial Statements                                                              F-7 - F-11

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                                          JUNE 30,       DECEMBER 31,
                                                                                           2008             2007
                                                                                       -------------   ----------------
                                                                                        (UNAUDITED)
                                                                                       -------------
                                                                                       (IN THOUSANDS EXCEPT SHARE DATA)
                                                                                       --------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                           $       2,799   $          7,291
   Short-term investments                                                                      5,966             17,233
   Trade accounts receivable                                                                   1,261                677
   Other receivables                                                                           1,030              2,284
   Prepaid expenses                                                                              456                456
   Inventories                                                                                 2,611              1,765
                                                                                       -------------   ----------------
         Total current assets                                                                 14,123             29,706
                                                                                       -------------   ----------------

LONG-TERM INVESTMENTS                                                                            756              2,200
                                                                                       -------------   ----------------

SEVERANCE PAY FUND                                                                             2,085              2,534
                                                                                       -------------   ----------------

PROPERTY AND EQUIPMENT, NET                                                                    4,245              4,182
                                                                                       -------------   ----------------
                                                                                       $      21,209   $         38,622
                                                                                       =============   ================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Trade accounts payable                                                              $       1,089   $          1,564
   Other payables and accrued expenses                                                         4,214              4,979
                                                                                       -------------   ----------------
         Total current liabilities                                                             5,303              6,543
                                                                                       -------------   ----------------

ACCRUED SEVERANCE PAY                                                                          3,185              3,748
                                                                                       -------------   ----------------

SHAREHOLDERS' EQUITY
   Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding 24,389,232 and 24,377,232 shares as of June 30, 2008
      and December 31, 2007, respectively)                                                       701                701
   Additional paid-in capital                                                                155,627            154,703
   Accumulated other comprehensive income (loss)                                                 (56)                48
   Accumulated deficit                                                                      (133,666)          (117,236)
                                                                                       -------------   ----------------
                                                                                              22,606             38,216
                                                                                       -------------   ----------------

   Treasury stock, at cost; 898,500 as of June 30, 2008 and December 31, 2007                 (9,885)            (9,885)
                                                                                       -------------   ----------------
         Total shareholders' equity                                                           12,721             28,331
                                                                                       -------------   ----------------
         Total liabilities and shareholders' equity                                    $      21,209   $         38,622
                                                                                       =============   ================

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                                     JUNE 30,                          JUNE 30,
                                                           ------------------------------    ------------------------------
                                                               2008              2007            2008             2007
                                                           -------------    -------------    -------------    -------------
                                                                    (UNAUDITED)                        (UNAUDITED)
                                                           ------------------------------    ------------------------------
                                                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenues                                                   $       2,673    $       2,539    $       3,333    $       4,885
Cost of revenues:
Costs and expenses                                                   900            1,312            1,404            2,406
Royalties to the Government of Israel                                 82               68              105              140
                                                           -------------    -------------    -------------    -------------
Total cost of revenues                                               982            1,380            1,509            2,546
                                                           =============    =============    =============    =============

GROSS PROFIT                                                       1,691            1,159            1,824            2,339
                                                           -------------    -------------    -------------    -------------

Operating expenses:
Gross research and development                                     6,563            5,542           15,055           10,722
Less - Royalty bearing and other grants                              138              506              936            1,090
                                                           -------------    -------------    -------------    -------------
Research and development, net                                      6,425            5,036           14,119            9,632
                                                           -------------    -------------    -------------    -------------

Selling and marketing                                              1,353            1,391            3,110            2,707
General and administrative                                           735              614            1,443            1,145
                                                           -------------    -------------    -------------    -------------
Total operating expenses                                           8,513            7,041           18,672           13,484
                                                           =============    =============    =============    =============

OPERATING LOSS                                                    (6,822)          (5,882)         (16,848)         (11,145)

Financial income, net                                                177              256              418              570
                                                           -------------    -------------    -------------    -------------

NET LOSS                                                   $      (6,645)   $      (5,626)   $     (16,430)   $     (10,575)
                                                           =============    =============    =============    =============

Loss per ordinary share:
Basic                                                      $       (0.28)   $       (0.28)   $       (0.70)   $       (0.53)
                                                           =============    =============    =============    =============

Diluted                                                    $       (0.28)   $       (0.28)   $       (0.70)   $       (0.53)
                                                           =============    =============    =============    =============

Shares used in computing loss per ordinary share:
Basic                                                         23,490,643       19,916,856       23,498,760       19,864,665
                                                           =============    =============    =============    =============

Diluted                                                       23,490,643       19,916,856       23,498,760       19,864,665
                                                           =============    =============    =============    =============

                                  METALINK LTD.

            STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                           NUMBER OF      NUMBER OF                     ADDITIONAL      DEFERRED
                                                          OUTSTANDING      TREASURY        SHARE         PAID-IN       STOCK-BASED
                                                            SHARES          SHARES        CAPITAL        CAPITAL      COMPENSATION
                                                          ------------   ------------   ------------   ------------   ------------
BALANCE AT DECEMBER 31, 2006                                20,653,826        898,500   $        614   $    133,119   $          -

Changes during 2007:
Exercise of employee options                                   523,406              -             13          2,156              -
Employee stock-based compensation                                    -              -              -          1,494              -
Issuance of shares                                           3,200,000              -             74         17,934              -
Other comprehensive income:
Unrealized gain on marketable securities                             -              -              -              -              -
Change in fair market value of derivatives hedging                   -              -              -              -              -
Loss for the year                                                    -              -              -              -              -
                                                          ------------   ------------   ------------   ------------   ------------
Total comprehensive loss

BALANCE AT DECEMBER 31, 2007                                24,377,232        898,500   $        701   $    154,703   $          -
                                                          ============   ============   ============   ============   ============

Changes during 2008:
Exercise of employee options                                    12,000              -              -              2              -
Employee stock-based compensation                                    -              -              -            924              -
Expenses related to issuance of shares                               -              -              -             (2)             -
Other comprehensive income:
Unrealized loss on marketable securities                             -              -              -              -              -
Change in fair market value of derivatives hedging                   -              -              -              -              -
Loss for the period                                                  -              -              -              -              -
                                                          ------------   ------------   ------------   ------------   ------------
Total comprehensive loss

BALANCE AT JUNE 30, 2008                                    24,389,232        898,500   $        701   $    155,627   $          -
                                                          ============   ============   ============   ============   ============


                                                                       ACCUMULATED
                                                         TREASURY         OTHER                           TOTAL
                                                           STOCK      COMPREHENSIVE    ACCUMULATED    COMPREHENSIVE
                                                         (AT COST)    INCOME (LOSS)      DEFICIT      INCOME (LOSS)       TOTAL
                                                       ------------   -------------   ------------    -------------   ------------
BALANCE AT DECEMBER 31, 2006                           $     (9,885)  $         (52)   $    (92,913)  $           -    $     30,883

Changes during 2007:
Exercise of employee options                                      -               -               -               -           2,169
Employee stock-based compensation                                 -               -               -               -           1,494
Issuance of shares                                                -               -               -               -          18,008
Other comprehensive income:
Unrealized gain on marketable securities                          -              57               -              57              57
Change in fair market value of derivatives hedging                -              43               -              43              43
Loss for the year                                                 -               -         (24,323)        (24,323)        (24,323)
                                                       ------------   -------------    ------------   -------------    ------------
Total comprehensive loss                                                                              $     (24,223)
                                                                                                      =============
BALANCE AT DECEMBER 31, 2007                           $     (9,885)  $          48    $   (117,236)                   $     28,331
                                                       ============   =============    ============                    ============
Changes during 2008:
Exercise of employee options                                      -               -               -               -               2
Employee stock-based compensation                                 -               -               -               -             924
Expenses related to issuance of shares                            -               -               -               -              (2)
Other comprehensive income:
Unrealized loss on marketable securities                          -             (61)              -             (61)            (61)
Change in fair market value of derivatives hedging                -             (43)              -             (43)            (43)
Loss for the period                                               -               -         (16,430)        (16,430)        (16,430)
                                                       ------------   -------------    ------------   -------------    ------------
Total comprehensive loss                                                                              $     (16,534)
                                                                                                      =============
BALANCE AT JUNE 30, 2008                               $     (9,885)  $         (56)   $   (133,666)                   $     12,721
                                                       ============   =============    ============                    ============

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                  SIX-MONTH
                                                                                    PERIOD
                                                                                 ENDED JUNE 30
                                                                            ----------------------
                                                                              2008         2007
                                                                            ---------   ----------
                                                                                 (UNAUDITED)
                                                                            ----------------------
                                                                                (IN THOUSANDS)
                                                                            ----------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                      (16,430)     (10,575)
Adjustments to reconcile net loss to net cash used in operating
   activities (Appendix)                                                          126        1,087
                                                                            ---------   ----------
NET CASH USED IN OPERATING ACTIVITIES                                         (16,304)      (9,488)
                                                                            ---------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable debt securities and certificates of deposits                 -      (13,235)
Proceeds from maturity and sales of marketable debt securities and
   certificates of deposits                                                    12,591       21,578
Purchase of property and equipment                                               (779)        (571)
                                                                            ---------   ----------
NET CASH PROVIDED BY INVESTING ACTIVITIES                                      11,812        7,772
                                                                            ---------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and exercise of options, net                       -          858
                                                                            ---------   ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                           -          858
                                                                            =========   ==========

Decrease in cash and cash equivalents                                          (4,492)        (858)
Cash and cash equivalents at beginning of year                                  7,291        4,775
                                                                            ---------   ----------
Cash and cash equivalents at end of the period                                  2,799        3,917
                                                                            =========   ==========

                                  METALINK LTD.

                APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                SIX-MONTH
                                                                                 PERIOD
                                                                              ENDED JUNE 30
                                                                         ------------------------
                                                                            2008          2007
                                                                         ----------    ----------
                                                                               (UNAUDITED)
                                                                         ------------------------
                                                                              (IN THOUSANDS)
                                                                         ------------------------
ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH USED IN OPERATING ACTIVITIES:

  Depreciation and amortization                                          $      718    $      660
  Amortization of marketable debt securities and deposit
       premium and accretion of discount                                        (35)           34
  Increase (decrease) in accrued severance pay, net                            (114)           63
  Stock-based compensation                                                      924           640
  Capital loss (gain)                                                           (19)           40

CHANGES IN ASSETS AND LIABILITIES:

Decrease (increase) in assets:
  Trade accounts receivable                                                    (584)          (73)
  Other receivables and prepaid expenses                                      1,322        (1,174)
  Inventories                                                                  (846)        1,335
Increase (decrease) in liabilities:
  Trade accounts payable                                                       (475)         (565)
  Other payables and accrued expenses                                          (765)          127
                                                                         ----------    ----------
                                                                         $      126    $    1,087
                                                                         ==========    ==========

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 1 - GENERAL

         Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, is engaged in the research and development of high-throughput wireless local area network chipsets, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment manufacturers. Company's broadband silicon solutions enable very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products mainly in Asia, Europe and North America.

NOTE 2 - UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         FINANCIAL STATEMENT PREPARATION

         The accompanying unaudited condensed consolidated financial statements of Metalink Ltd. and its subsidiaries (collectively referred to in this report as the "Company"), of which these notes are a part, have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of our management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation of the financial information as of and for the periods presented have been included.

         The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2007 included in our Annual Report on Form 20-F.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

         A. The significant accounting policies followed in the preparation of these interim financial statements are identical to those applied in the preparation of the latest annual financial statements.

         B.    Use of estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         C.    Recently Issued Accounting Pronouncements

               In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU
               Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". We do not expect that the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         C.    Recently Issued Accounting Pronouncements (Cont.)

               In June 2008, the FASB Emerging Items Task Force reached a consensus on EITF Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock. The Consensus was reached on the following three issues:

                     1. How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

                     2. How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity's own stock.

                     3. How an issuer should account for market-based employee stock option valuation instruments.

               This consensus will affect entities with (1) options or warrants on their own shares (not within the scope of Statement 150), including market-based employee stock option valuation instruments;3 (2) forward contracts on their own shares, including forward contracts entered into as part of an accelerated share repurchase program; and (3) convertible debt instruments and convertible preferred stock. Also affected are entities that issue equity-linked financial instruments (or financial instruments that contain embedded equity-linked features) with a strike price that is denominated in a foreign currency.

               The consensus is effective for fiscal years (and interim periods) beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted. We do not expect that the adoption of EITF 07-5 to have a material impact on our consolidated financial statements.

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 4 - STOCK-BASED COMPENSATION

         A. In January 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). As a result of the adoption of SFAS No. 123(R), the Company's net loss for the six-month periods ended June 30, 2008 and 2007 includes $924 and $640 of compensation expenses related to the Company's share-based compensation awards, respectively. Until the initial adoption of SFAS No. 123(R) the Company accounted for employees and directors stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and in accordance with FASB Interpretation No. 44 ("FIN 44").

               For purposes of estimating fair value in accordance with SFAS No. 123(R) in the six-month periods ended June 30, 2008 and 2007, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations (all in weighted averages):

                                          SIX MONTH PERIOD ENDED JUNE 30,
                                          -------------------------------
                                              2008                  2007
                                          -------------         ---------
                                                       UNAUDITED
               Risk-free interest rate         2.25%               4.56%
               Expected life (in years)        2.51                2.74
               Expected volatility               38%                 37%
               Expected dividend yield         none                none

               Upon adoption of SFAS No. 123(R) the Company started to utilize the simplified method, prescribed in Staff Accounting Bulletin ("SAB") 107 of the U.S. Securities and Exchange Commission (SEC), to determine the expected life used in fair valuation of newly granted awards. The calculation of awards' fair value prior to the adoption of FASB 123R was not changed.

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 4 - STOCK-BASED COMPENSATION (CONT.)

         B. A summary of the status of the Company's stock option plans including Restricted Stock Units (RSU's) for employees and directors as of June 30, 2008, 2007 and changes during the periods then ended are as follows:

                                                           JUNE 30, 2008             JUNE 30, 2007
                                                      -----------------------   -----------------------
                                                                    WEIGHTED                   WEIGHTED
                                                                    AVERAGE                    AVERAGE
                                                                    EXERCISE                   EXERCISE
                                                        SHARES       PRICE        SHARES        PRICE
                                                      ----------   ----------   ----------    ---------
Options outstanding at
   beginning of year                                   4,533,398   $     6.41    3,761,629    $    4.46
Granted during six months period                       1,833,082         2.57      550,500         6.67
Forfeited during six months period                      (873,634)        5.67     (241,991)        5.27
Exercised during six months period                       (12,000)        0.17     (194,213)        4.43
                                                      ----------                ----------

Outstanding at end of six months period                5,480,846         5.26    3,875,925         6.13
                                                      ==========                ==========

Options exercisable at end
   of six months period                                2,423,985         6.61    2,120,501         6.64
                                                      ==========                ==========
Weighted average fair
   value of options granted
   during six months period                           $     0.62                $     1.94
                                                      ==========                ==========

               The following table summarizes information relating to stock options outstanding as of June 30, 2008:

                          OPTIONS & RSU'S OUTSTANDING             OPTIONS & RSU'S EXERCISABLE
                  ---------------------------------------------   ---------------------------
                                       WEIGHTED
                      NUMBER            AVERAGE        WEIGHTED        NUMBER        WEIGHTED
                  OUTSTANDING AT       REMAINING        AVERAGE    EXERCISABLE AT     AVERAGE
                     JUNE 30,         CONTRACTUAL      EXERCISE       JUNE 30,       EXERCISE
EXERCISE PRICE         2008         LIFE (IN YEARS)      PRICE          2008          PRICE
--------------    --------------    ---------------    --------    --------------    --------
$  0.00 - 2.66         1,442,064         4.92          $   1.82           320,044    $   1.38
$  2.76 - 3.28            41,700         3.62              3.05            41,700        3.05
$  3.39 - 4.00           450,290         3.09              3.83           113,148        3.92
$  4.04 - 5.00         1,141,716         2.49              4.68           854,183        4.66
$  5.04 - 7.00         1,316,200         3.18              6.12           359,534        6.11
$  7.01 - 8.95           649,242         2.49              7.46           295,742        7.64
$ 9.00 - 22.06           439,634         2.23             13.87           439,634       13.87
                  --------------                                   --------------
                       5,480,846         3.33              5.26         2,423,985        6.41
                  ==============                                   ==============

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 4 - STOCK-BASED COMPENSATION (CONT.)

         C.    Options issued to consultants

               In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over up to ten years. As of June 30, 2008, 253,000 options have been granted under this plan to certain sales representatives and advisors of the Company at an exercise price of $1.83 - $22.06 per share. The Company accounted for these options under the fair value method of FAS No. 123 and EITF 96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.95%-6.50%; volatility rate of 37%- 109%; dividend yields of 0% and an expected life of one to ten years.

NOTE 5 - SUBSEQUENT EVENTS

               Subsequent to the balance sheet date, on September 9, 2008 the Company has entered into a short term secured loan agreement with an institutional investor.

               According to the loan agreement, the lender agreed to extend to the company a loan of $3.5 million at the first stage ("First Loan") and, at the request of the Company, an additional loan of up to $4.5 million ("Second Loan"). The key terms of the loan agreement are as follows:

                     o The outstanding principal amount (including of the Second Loan, if any) is due and payable in one payment 12 months after the first closing;

                     o The outstanding principal amount will accrue interest at an annual rate of 10% payable, in cash or ordinary shares, at the Company's election, on a quarterly basis;

                     o The loan may be prepaid by the Company at any time and is subject to a mandatory prepayment upon a change of control; and

                     o The loan is secured by a first priority fixed charge on all of the Company's intellectual property and a first priority floating charge on all of its other assets.

               The transaction documents contain customary representations, warranties and covenants, including various limitations on, among other things, the Company's ability to incur additional debt or sell the collateral, without the consent of the lender.

               In addition, in consideration for the First Loan, the Company issued to the lender five-year warrants to purchase up to a total of 2,000,000 ordinary shares at exercise prices per share of $0.01 (for 1,000,000 warrants) and $0.50 (for the balance), subject to adjustments. In consideration for the Second Loan, if any, the Company undertook to issue to the lender five-year warrants to purchase up to a total of 2,200,000 ordinary shares at exercise prices per share of $0.01 (for 1,870,000 warrants) and $0.50 (for the balance), subject to adjustments.

               The First Loan was received on September 10, 2008.

SIX MONTHS ENDED JUNE 30, 2008 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2007

     REVENUES. Total revenues decreased 31.8% to $3.3 million in the first six months of 2008 from $4.9 million in the first six months of 2007. The decrease in our revenues in the first six months of 2008 compared to the first six months of 2007 is a result of a decline in demand for both our SHDSL and VDSL products.

     COST OF REVENUES. Our cost of revenues decreased by 40.7% to $1.5 million in the first six months of 2008 from $2.5 million in the first six months of 2007 as a result of the revenue decrease. Cost of revenues, as a percentage of revenues, decreased in the first six month of 2008 to 45.3% from 52.1% in the first six month of 2007.

     GROSS RESEARCH AND DEVELOPMENT. Gross research and development expenses increased by 40.41% to $15.1 million in the first six months of 2008 from $10.7 million in the first six months of 2007. Said increase is attributed mainly to enhancement of our Wireless LAN products research and development efforts, primarily attributable to personal and related expenses and to subcontractors related expenses.

     RESEARCH AND DEVELOPMENT, NET. Grants from the Office of the Chief Scientist, totaling $0.9 million in the first six months of 2008 compared with grants from the Office of the Chief Scientist of $1.1 million in the first six months of 2007, are applied as reductions to gross research and development expenses. Research and development expenses, net, increased by 46.6% to $14.1 million in the first six months of 2008 from $9.6 million in the first six months of 2007.

     SELLING AND MARKETING. Selling and marketing expenses increased by 14.9% to $3.1 million in the first six months of 2008 from $2.7 million in the first six months of 2007. This increase is primarily attributable to an increase in personnel and related expenses and travel expenses.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by 26.0% to $1.4 million in the first six months of 2008 from $1.1 million in the first six months of 2007. This increase is primarily attributable to personal and related expenses and to professional expenses.

     Stock-based Compensation. Stock-based compensation expenses increased by 44.4% to $924 thousand in the first six months of 2008 from $640 thousand in the first six months of 2007. The increase is attributable to an increase in option grants to employees .Stock-based compensation expenses as a percentage of revenues in the first six months of 2008 were 27.72% compared to 13.1% in the first six months of 2007.

     OPERATING LOSS. Based on the foregoing, we recorded an operating loss of $16.8 million in the first six month of 2008 compared to $11.1 million in the first six month of 2007.

     FINANCIAL INCOME, NET. Financial income, net were $418 thousand in the first six months of 2008, compared to $570 thousand in the first six months of 2007.

Liquidity and Capital Resources

     As of June 30, 2008, we had cash and cash equivalents of $2.8 million, short-term investments of $6.0 million and long-term investments of $0.8 million. Our long-term investments of $0.8 million were held in auction rate securities which are pledged to secure a credit line of $0.4 million. Recently, as part of the ongoing credit and financial market crisis, our auction-rate securities have failed to receive sufficient order interest from potential investors to clear successfully, resulting in auction failures. The result of a failed auction is that the liquidity for holders is limited until there is a successful auction or until such time as another market for the auction-rate securities develops.

     As of December 31, 2007, we had cash and cash equivalents of $7.3 million, short-term investments of $17.2 million and long-term investments of $2.2 million.

     Net cash used in operating activities was $16.3 million for the first six months of 2008. Net cash used in operating activities during the first six months of 2007 was $9.5 million. Net cash used in operating for the first six months of 2008 consisted primarily of net loss adjusted for the increase in inventories and Trade accounts receivable and decrease in trade accounts payable and Other payables and accrued expenses and offset by a decrease in Other receivables and prepaid expenses.

     Net cash provided by investing activities was $11.8 million for the first six months of 2008 whereas investing activities for the first six months of 2007 provided $7.8 million. In the first six months of 2008, $12.6 million of cash was provided from maturity and sales of marketable debt securities and certificate of deposits held in our treasury, offset by $779 thousands that was used for the purchase of property and equipment. We hold treasury securities primarily in instruments denominated in U.S. dollars, with the goals of capital preservation and generation of income, at fixed rates.

     Net cash provided by financing activities was $0 for the first six months of 2008 and $858 thousands for the first six months of 2007.

     BRIDGE LOAN. On September 9, 2008 we entered into a short term secured loan agreement with an institutional investor.

     According to the loan agreement, the lender agreed to extend us a loan of $3.5 million at the first stage ("First Loan") and, at our request, an additional loan of up to $4.5 million ("Second Loan"). The key terms of the loan agreement are as follows:

     o The outstanding principal amount (including of the Second Loan, if any) is due and payable in one payment 12 months after the first closing;

     o The outstanding principal amount will accrue interest at an annual rate of 10% payable, in cash or ordinary shares, at our election, on a quarterly basis;

     o The loan may be prepaid by us at any time and is subject to a mandatory prepayment upon a change of control; and

     o The loan is secured by a first priority fixed charge on all of ours intellectual property and a first priority floating charge on all of our other assets.

     The transaction documents contain customary representations, warranties and covenants, including various limitations on, among other things, our ability to incur additional debt or sell the collateral, without the consent of the lender.

     In addition, in consideration for the First Loan, we issued to the lender five-year warrants to purchase up to a total of 2,000,000 ordinary shares at exercise prices per share of $0.01 (for 1,000,000 warrants) and $0.50 (for the balance), subject to adjustments. In consideration for the Second Loan, if any, we undertook to issue to the lender five-year warrants to purchase up to a total of 2,200,000 ordinary shares at exercise prices per share of $0.01 (for 1,870,000 warrants) and $0.50 (for the balance), subject to adjustments.

     As of the date of this filling, the First Loan was received.